UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8F

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [_]   Merger

      [ ]   Liquidation

      [x]   Abandonment of Registration (Note: Abandonments of
            Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [_]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: MetLife of CT Fund VA for Variable Annuities (formerly, The Travelers Fund VA for Variable Annuities)

3.    Securities and Exchange Commission File No.: 811-08740

4.    Is this an initial Form N-8F or an amendment to a previously filed N-8F?

      [_]   Initial Application        [X]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            MetLife Life and Annuity Company of Connecticut
            One City Place
            185 Asylum Street 3CP
            Hartford, CT 06103-3415

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Diane E. Ambler, Esq.

         Kirkpatrick & Lockhart Nicholson Graham LLP
         1601 K Street, NW
         Washington, DC 20006

         Tel: (202) 778-9477

7. Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

            MetLife Life and Annuity Company of Connecticut
            One City Place
            185 Asylum Street 3CP
            Hartford, CT 06103-3415

            Contact: Marie C. Swift, Associate General Counsel
            Metropolitan Life Insurance Company
            501 Boylston Street
            Boston, MA 02116
            Telephone No. 617-578-2857

8.    Classification of fund (check only one):

      [_] Management company;

      [X] Unit investment trust; or

      [_] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [_]   Open-end                   [_]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Connecticut

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           Not Applicable --The unit investment trust is an insurance company separate

           Account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and does not have its own investment advisers or investment sub-advisers. No variable insurance contracts were issued by the unit investment trust.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            MLI Distribution LLC (formerly, Travelers Distribution LLC) One City Place
            185 Asylum Street 3CP
            Hartford, CT 06103-3415

13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):

            MetLife Life and Annuity Company of Connecticut
            One City Place
            185 Asylum Street 3CP
            Hartford, CT 06103-3415

      (b) Trustee's name(s) and address(es):

            None

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      [_]   Yes         [X]   No

      If Yes, for each UIT state:

            Name(s):

            File No.: 811-______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [_]   Yes         [X]   No

            If Yes, state the date on which the board vote took place:

            If No, explain:

            Pursuant to a Resolution adopted at a meeting of the Board of Directors of the MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) (the "Company") held on the 9th day of July, 1993 establishing the unit investment trust, it was voted that "the proper officers of the Company are authorized to take such action as may be necessary to register the separate account or accounts as a unit investment trust investment company under the Investment Company Act of 1940; to file any necessary or appropriate exemptive requests, and any amendments thereto, for such separate account or accounts under the Investment Company Act of 1940; to file a registration statement, and any amendments, exhibits and other documents thereto, in order to register plans and contracts of the Company and interests in such separate accounts or accounts in connection therewith under the Securities Act of 1933, and to take any and all action as may in their judgment be necessary or appropriate in connection herewith."

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
            Registration:

            [_]   Yes         [X]   No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain:

            No variable insurance contracts were issued by the unit investment trust. Thus there are no shareholders in the unit investment trust.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [_]   Yes         [_]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

      (b)   Were the distributions made on the basis of net assets?

            [_]   Yes         [_]   No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [_]   Yes         [_]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   LIQUIDATIONS ONLY:

            Were any distributions to shareholders made in kind?

            [_]   Yes         [_]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Less than 1%.

17.   CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

      [_]   Yes         [_]   No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [_]   Yes         [_]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests:

     [_]   Yes         [_]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

      [_]   Yes         [_]   No

      If Yes,

      (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities:

            [_]   Yes         [_]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face- amount certificate company) or any other liabilities?

      [_]   Yes         [_]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            None

            (i) Legal expenses:

            (ii) Accounting expenses:

            (iii) Other expenses (list and identify separately):

            (iv) Total expenses (sum of lines (i)-(iii) above:

      (b) How were those expenses allocated?

      (c) Who paid those expenses?

      (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [_]   Yes         [_]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [_]   Yes         [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [_]   Yes         [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_______

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d)   If the merger or reorganization agreement as NOT been filed with the

            Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MetLife of CT Fund VA for Variable Annuities (formerly, The Travelers Fund VA for Variable Annuities), (ii) he is the Vice President of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company), the depositor, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                 /s/ Bennett D. Kleinberg
                                                 -------------------------------
                                                 Bennett D. Kleinberg
                                                 Vice President and Actuary